UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Healthways, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

422245100
(CUSIP Number)

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 422245100

1	NAME OF REPORTING PERSON North Tide Capital Master, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,425,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,425,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,425,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 422245100

1	NAME OF REPORTING PERSON North Tide Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,850,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,850,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 422245100

1	NAME OF REPORTING PERSON Conan J. Laughlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,850,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,850,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP NO. 422245100

1	NAME OF REPORTING PERSON Edwin “Mac” Crawford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 422245100

1	NAME OF REPORTING PERSON Bradley S. Karro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 422245100

1	NAME OF REPORTING PERSON Paul H. Keckley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 422245100

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)           This statement is filed by:

(i)	North Tide Capital Master, LP, a limited partnership organized under the laws of the Cayman Islands (“Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	North Tide Capital, LLC, a Massachusetts limited liability company (“North Tide”), as the investment manager of Master Fund and of a certain management account (the “Account”);

(iii)	Conan J. Laughlin, as the Manager of North Tide and as a nominee for the Board of Directors of the Issuer (the “Board”);

(iv)	Edwin “Mac” Crawford, as a nominee for the Board;

(v)	Bradley S. Karro, as a nominee for the Board; and

(vi)	Paul H. Keckley, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively, as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Master Fund, North Tide and Mr. Laughlin is 500 Boylston Street, Suite 310, Boston, Massachusetts 02116.  Mr. Crawford’s principal business address is c/o Crawford Holdings, LLC, 600 Hangar Lane, Nashville, Tennessee 37217.  Mr. Karro’s address is 3800 Woodlawn Drive, Nashville, Tennessee 37215.  Dr. Keckley’s address is    1115B Biltmore Drive, Nashville, Tennessee 37204.

(c)           The principal business of Master Fund is serving as a private investment fund.  Master Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.   North Tide provides investment advisory and management services and acts as the investment manager of Master Fund and the Account.  Mr. Laughlin’s principal occupation is serving as the Manager of North Tide.  Mr. Crawford’s principal occupation is serving on the Board of Trustees of Washington & Lee University.  Mr. Karro’s principal occupation is serving as a principal of Hillcote Advisors, a firm focused on investing in and restructuring healthcare companies.  Dr. Keckley’s principal occupation is serving as the Editor of The Keckley Report, a weekly health reform newsletter.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 422245100

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Master Fund is organized under the laws of the Cayman Islands.  North Tide is organized under the laws of the State of Massachusetts.  Messrs. Laughlin, Craword, Karro and Dr. Keckley are citizens of the United States of America.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 28, 2014, North Tide delivered a letter to the Board, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  In the letter to the Board, North Tide reiterated its belief that material changes in board composition, executive leadership, and corporate strategy are immediately required at the Issuer.  In the letter, North Tide stated that it has made significant efforts to communicate constructively with the Board to arrive at a mutually agreeable resolution that would provide for the level of management and Board change required at the Issuer without the need for an election contest, but that every attempt to do so has been unfruitful.  North Tide also stated that the Board has entrenched itself in support of the status quo, and in so doing has put its own interests ahead of those of the Issuer’s shareholders.  North Tide therefore believes that change is needed on the Board to ensure that appropriate actions are taken to improve execution, drive better financial performance, hold management accountable and create value for all shareholders.

To that end, on February 28, 2014, Master Fund delivered a letter to the Issuer (the “Nomination Letter”) nominating Conan J. Laughlin, Edwin “Mac” Crawford, Bradley S. Karro and Paul H. Keckley (the “Nominees”) for election to the Board at the Issuer’s 2014 annual meeting of shareholders (the “2014 Annual Meeting”).  The Reporting Persons believe that significant change to the composition of the Board is warranted given the long-term underperformance of the Issuer under its CEO, Ben Leedle.  Each of the Nominees has an exceptional track record and they collectively possess a well-balanced mix of skill sets to ensure that the Board (i) fulfills its duty to provide effective oversight of the Issuer, (ii) determines the appropriate corporate strategy to create value for the benefit of all shareholders, and (iii) holds management accountable for executing against those objectives.

The Reporting Persons have engaged, and intend to continue to engage, in discussions with management and the Board of the Issuer regarding Board representation and the composition of the Issuer’s Board, generally, and North Tide remains prepared to engage in a constructive dialogue with the Board to reach a mutually agreeable resolution to re-constitute the Board in a manner that is in the best interests of all shareholders.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 35,060,079 Shares outstanding, which is the total number of Shares reported outstanding as of October 31, 2013 in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 5, 2013.

CUSIP NO. 422245100

A.	Master Fund

(a)	As of the close of business on February 28, 2014, Master Fund beneficially owned 3,425,000 Shares.

Percentage: Approximately 9.8%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,425,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,425,000

(c)	Master Fund has not entered into any transactions in the Shares during the past sixty days.

F.	North Tide

(a)
North Tide, as the investment manager of each of Master Fund and the Account, may be deemed the beneficial owner of the (i) 3,425,000 Shares owned by Master Fund and (ii) 425,000 Shares owned by the Account as of the close of business on February 28, 2014.

Percentage: Approximately 11.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,850,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,850,000

(c)	North Tide has not entered into any transactions in the Shares during the past sixty days.

J.	Mr. Laughlin

(a)
Mr. Laughlin, as the Manager of North Tide, may be deemed the beneficial owner of the (i) 3,425,000 Shares owned by Master Fund and (ii) 425,000 Shares owned by the Account as of the close of business on February 28, 2014.

Percentage: Approximately 11.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,850,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,850,000

(c)	Mr. Laughlin has not entered into any transactions in the Shares during the past sixty days.

K.	Messrs. Craword, Karro and Dr. Keckley

(a)	As of the close of business on February 28, 2014, none of Messrs. Craword, Karro or Dr. Keckley owns any Shares.

Percentage: 0%

CUSIP NO. 422245100

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	None of Messrs. Craword, Karro or Dr. Keckley has entered into any transactions in the Shares during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 hereby amended to add the following:

On February 28, 2014, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the 2014 Annual Meeting (the “Solicitation”), and (c) North Tide agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.   The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Pursuant to letter agreements, Master Fund has agreed to indemnify each of Messrs. Craword, Karro and Dr. Keckley against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Letter to the Board of Directors of the Issuer, dated February 28, 2014.

99.2
Joint Filing and Solicitation Agreement by and among North Tide Capital Master, LP, North Tide Capital, LLC, Conan J. Laughlin, Edwin “Mac” Crawford, Bradley S. Karro and Paul H. Keckley, dated February 28, 2014.

99.3	Form of Indemnification Letter Agreement.

99.4	Powers of Attorney.

CUSIP NO. 422245100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2014	North Tide Capital Master, LP

	By:	North Tide Capital GP, LLC, its General Partner

By:	/s/ Conan J. Laughlin
	Name:	Conan J. Laughlin
	Title:	Manager

North Tide Capital, LLC

By:	/s/ Conan J. Laughlin
	Name:	Conan J. Laughlin
	Title:	Manager

/s/ Conan J. Laughlin
Conan J. Laughlin Individually and as attorney-in-fact for Edwin “Mac” Crawford, Bradley S. Karro and Paul H. Keckley